UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 14 August, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____





Operating and Financial Report

For the six months ended 30 June 2013

WESTONARIA 13 August 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to provide its condensed, consolidated, interim operating results and financial statements for the six months ended 30 June 2013.

Salient features for the six months to 30 June 2013:

- A 63% increase in operating profit to R3.3 billion (US$363 million) compared with the six months ended 31 December 2012.
- A seven fold increase in available cash to R2.1 billion (US$206 million) from 31 December 2012, reducing net debt to R1.9 billion (US$188 million).
- A 23% increase in gold produced to 20,413kg (656,300oz) compared with the six months ended 31 December 2012.
- Total cash cost of R289,031/kg (US$983/oz) is 12% lower compared with the six months ended 31 December 2012, with NCE of R359,114/kg (US$1,221/oz), 16% lower.
- Positive safety trends from 2012 continue.
- Bridge loan facility restructured on 8 July 2013 to provide greater flexibility.

United States Dollars			Key statistics			South African Rand		
Six months to							Six months to	
June 2012	December 2012	June 2013				June 2013	December 2012	June 2012
688.1	535.5	**656.3**	oz (000)	Gold produced	kg	**20,413**	16,657	21,402
6,793	5,392	**6,436**	000 tons	Ore milled	000 tons	**6,436**	5,392	6,793
1,650	1,667	**1,535**	US$/oz	Revenue	R/kg	**451,448**	453,953	420,148
99	121	**100**	US$/ton	Operating costs	R/ton	**915**	1,025	787
460.1	233.4	**363.2**	US$m	Operating profit	Rm	**3,323.4**	2,035.9	3,644.0
41	27	**36**	%	Operating margin	%	**36**	27	41
993	1,205	**983**	US$/oz	Total cash cost	R/kg	**289,031**	328,246	252,855
1,256	1,574	**1,221**	US$/oz	Notional cash expenditure	R/kg	**359,114**	428,535	319,708
24	6	**20**	%	NCE margin	%	**20**	6	24
1,322	1,623	**1,275**	US$/oz	All-in cost	R/kg	**375,036**	441,940	336,576
20	3	**17**	%	All-in cost margin	%	**17**	3	20
318.9	44.9	**31.5**	US$m	Basic earnings	Rm	**290.0**	454.8	2,524.8
318.8	44.8	**96.1**	US$m	Headline earnings	Rm	**880.8**	453.4	2,524.5

Stock data		JSE Limited – (SGL)	
Number of shares in issue		Range per ordinary share: Feb-Jun 2013	ZAR6.73 to ZAR16.30
– at end of June	733,603,546	Average Volume: Feb-Jun 2013	7,332,467 shares/day
– weighted average	566,412,788	**NYSE – (SBGL) : One ADR represents four ordinary shares**	
Free Float	100%	Range per ADR: Feb-Jun 2013	US$2.65 to US$7.47
ADR Ratio	1:4	Average Volume: Feb-Jun 2013	979,166 ADR's/day
Bloomberg/Reuters	SGLSJ/SGLJ.J	The above for the period 11 February 2013 (listing date) to 30 June 2013	

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD:

"The operating and financial results for the period under review are pleasing and support my belief that these assets, despite having been in operation for many decades, are still some of the best gold mines in the world and, will continue to be so for many years to come.

The implementation of Sibanye Gold's new operating strategy is proceeding well and is starting to reflect in improved production and lower costs. Gold production for the six months ended 30 June 2013 was 23% higher at 20,413kg (656,300oz), than in the six months ended 31 December 2012, with total cash cost of R289,031/kg (US$983/oz) and Notional cash expenditure ("NCE") of R359,114/kg (US$1,221/oz), 12% and 16% lower respectively.

Despite a sharp fall in the gold price since mid-April 2013, Sibanye Gold generated an operating profit of R3.3 billion (US$363 million) for the six months ended 30 June 2013, which is 63% higher than in the previous six months ended 31 December 2012. Net cash generated for the period was R1.8 billion (US$197 million).

The six months ended 31 December 2012 was materially impacted by the fire at Driefontein's Ya Rona shaft and the illegal industrial action during September and October 2012, which distorts the comparison. It is more prudent and realistic to compare the six months ended 30 June 2013, with the comparable period in 2012.

Gold production and NCE costs for the six months ended 30 June 2013 were 5% lower and 13% higher respectively, than the comparable period in 2012. The first quarter of 2013 contained a number of material operational disruptions (the fire at Beatrix West Section and the Driefontein power outage) so that the six month, year-on-year comparison does not reflect what was a significantly better second quarter in 2013 and we are beginning to arrest the historical declining production and increasing cost profile. Management remains committed to continuing the process of reversing the declining production and increasing costs trends that have historically plagued these assets.

Production of 11,101kg (356,900oz) in the second quarter of 2013 was 19% higher than in the first quarter and comfortably beat our forecast of 10,600kg (340,000oz). Costs similarly were significantly better, with NCE declining by 11% to R340,465/kg (US$1,125/oz), against a forecast of R360,000/kg (US$1,220/oz). These improving trends have continued into July and further operational improvements are expected.

A detailed review of every aspect of the business continues, with specific focus on increasing output, reducing costs and improving productivity.

Organizational effectiveness has been improved by:
- Separating the Kloof/Driefontein complex ("KDC") into the Kloof and Driefontein Operations in order to improve the operational focus and reduce the span of control;
- Creating a focused minerals processing business unit to ensure that the metallurgical throughput is maximised and that the large surface gold resources are brought to account;
- Simplifying management structures and removing unnecessary layers; reducing costs and improving communication and response time, as well as positioning the collective experience of senior management closer to the work face;
- Appointing multi-disciplinary and empowered mining and metallurgical management teams; and
- Consolidating all supporting and service functions to ensure cost effective and efficient support for the operating units.

Longer term, there remains significant potential for further improvements, by way of:
- A detailed analysis of access and travel times in order to increase time at the face;
- Alternate shift cycles, stoping crew optimisation and a bonus review to improve effectiveness;
- Assessing the potential to safely mine high-grade remnant and support pillars, which have been excluded from the reserves since 2008; and
- Assessing the potential of secondary reefs;

With the good and visible progress that has been made on restoring operational credibility, it is now appropriate to focus on securing the future of our fourth mine, the West Rand Tailings Project, and extending the life of Beatrix through the very significant gold and uranium resources contained within the current mining lease area.

On 8 July 2013, Sibanye Gold restructured its debt, giving it greater flexibility and removing the constraint on paying an interim dividend. Also, as a result of the restructuring, the final dividend covenant was amended so that the Company may consider increasing the final total dividend from 25% to 35% of normalized earnings. This is a strong vote of confidence by the lenders in Sibanye Gold's cash generative ability.

The improving operational performance and the debt restructuring has ensured that the Company is well placed to declare a maiden dividend, once there is sufficient financial and operational stability. Management remains committed to being a benchmark dividend payer.

Wage negotiations between the South African Gold Mining Industry and Organised Labour began in July 2013. The unions have tabled varying demands, which appear to bear no reference to the cost and revenue pressures facing the industry. The Gold mining Industry, through the Chamber of Mines, has tabled an offer which takes cognisance of these pressures. It is difficult to forecast what the outcome of the negotiations might be but Sibanye Gold remains firm in its view and is well positioned.

We are well prepared for extended strikes and have made plans to limit losses should production disruptions occur. We are aware of the critical need to control costs in order to stabilize production and extend the lives of the operations and will not be coerced into unsustainable outcomes.

The benefits from the business review and restructuring are expected to result in greater operational effectiveness and lower costs in the six months ending 31 December 2013. While the likelihood of costly operational disruptions remains high given the uncertainty around the wage negotiation period, under normal circumstances, group production is forecast to increase by 8% to approximately 22,000kg (700,000oz), and NCE is forecast to be approximately R360,000/kg. The All-in cost for the six months ending 31 December 2013 is forecast at R375,000/kg mainly due to an increase in capital expenditure.

For the year ending December 2013, gold production is estimated at 42,000kg (1.35 million oz). Total cash cost is estimated at R290,000/kg and NCE at R360,000/kg which is around a 5% improvement compared with the guidance provided in the Trading statement published on 8 May 2013. The All-in cost for the year is estimated at R375,000/kg.

I remain bullish on the future and sustainability of Sibanye Gold. There is no doubt that the Company is made up of world-class assets both in terms of the people and the orebody."

13 August 2013

N. Froneman
Chief Executive Officer

FINANCIAL AND OPERATING REVIEW OF THE GROUP:

For the six months ended 30 June 2013 compared with the six months ended 31 December 2012.

Safety

The health and safety strategy is under pinned by the pillars of Culture (winning the hearts and minds of employees), Stakeholder alignment and engagement, Wellbeing, Engineering out the Risk and Compliance. Sibanye Gold believes that all accidents are preventable and aims to achieve continual safety improvement by aligning beliefs and behaviours with our values, including the goal of zero harm. All stakeholders are included in a structured safety programme and the DMR and government are continually engaged to ensure they understand and support the safety strategy. Wellbeing is achieved by ensuring workers are healthy, live decently in a safe environment and are well nourished. Key risk areas are identified and prioritised on a continuous basis and correct procedures and technical solutions are implemented. Overall compliance to standards and procedures by employees are measured through workplace audits, which form an integral part of remuneration incentive schemes for all production personnel.

Regrettably there were two fatalities towards the end of the quarter. Both were avoidable and appropriate action was taken and controls have been tightened as a result. Sibanye Gold will continue to strive for zero harm as health and safety trends continue to improve. Based on 2012's injury frequency rates, Sibanye Gold has recorded an improvement in all indices and in particular a notable 45% improvement in the fatal injury frequency rate from 0.17 to 0.09 per million man hours worked ("pmmhw") year to date. The lost time injury frequency rate improved from 6.90 to 6.47 pmmhw and the serious injury frequency rate from 3.67 to 3.34 pmmhw. These rates are nearing international benchmarks and are particularly pleasing considering the depth and labour intensive nature of the operations.

Operating performance

Gold production for the six months ended 30 June 2013 was 23% higher at 20,413kg (656,300oz), than in the six months ended 31 December 2012, with total cash cost of R289,031/kg (US$983/oz) and NCE of R359,114/kg (US$1,221/oz), 12% and 16% lower respectively.

Sibanye Gold has elected to report its costs in accordance with the World Gold Council's ("WGC") new metrics for reporting on 'all-in sustaining cost' ("AISC") and 'All-in cost' ("AIC") and expects to phase out the reporting of NCE by the end of financial 2013. A reconciliation between the different cost measures is included on pages 18 to 19 of this report.

The six months ended 30 June 2013 was operationally a period of two parts and it is worth considering the performance and trends during the first two quarters of the year separately. The first quarter was difficult; impacted by a slow return to operational normality from the December holidays, by the fire and subsequent Section 189 process at the Beatrix West Section, and the power outage at Driefontein. The second quarter was relatively untroubled, with fewer operational disruptions outside of the usual Easter Holiday period, and is therefore more representative of the true operational potential of these assets.

Quarterly salient features and development results are included in this report on page 20.

Revenue

As a result of the increase in production, revenue increased to R9,215 million (US$1,007 million) from R7,562 million (US$886 million). The average rand gold price was virtually unchanged at R451,448/kg. This was despite an 8% decrease in the US dollar gold price to US$1,535/oz from US$1,667/oz, as this was offset by the weakening of the rand by 8% from an average of R8.47/US$ to R9.15/US$.

Operating costs

Group operating costs increased by 7% to R5,892 million (US$644 million) from R5,526 million (US$652 million) mainly due to the increase in production and an effective 10% electricity tariff increase from 1 April 2013. Operating cost increases were restricted by cost saving initiatives implemented since the unbundling on 18 February 2013.

Operating margin

The Group operating margin increased to 36% from 27% as a result of the recovery in production and the cost saving initiatives which resulted in lower unit costs for the six months ended 30 June 2013, while unit revenue remained relatively constant.

Capital expenditure

Capital expenditure decreased by 11% to R1,439 million (US$157 million) from R1,613 million (US$190 million) largely due to the near completion of projects such as the Libanon housing project and Kloof python plant project in 2012, and a decrease in ore reserve development capitalised, especially at Beatrix following the fire at Beatrix West Section. With the planned cessation of operations at Beatrix West Section, post the Section 189 consultation process, capital expenditure has been substantially reduced at Beatrix West Section.

All-in cost, total cash cost and Notional cash expenditure ("NCE")

A new cost measure, "All-in cost", has recently been introduced by the World Gold Council working with its member companies. Despite not being a current member of the World Gold Council, the Group has adopted the principal prescribed by the Council. This new non-GAAP measure provides more transparency into the costs associated with gold mining.

The "All-in cost" metric is valuable in providing relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this new metric.

All-in cost is made up of "All-in sustaining costs", being the cost to sustain current operations and is given as a sub-total in the calculation (see the details on page 19), together with corporate and major capital expenditure aimed at growing the Company. At this stage, with the focus on our current operations, the All-in sustaining cost and the All-in cost are the same. The three metrics i.e. Total cash cost, NCE and All-in cost are provided in this report, although we expect to phase out the use of NCE by the end of 2013.

Share-based payments

In terms of the previously existing Gold Fields Limited Share Plans, all Gold Fields Limited ('"Gold Fields") shares vested pro rata ("no fault termination" rules applied) to Sibanye Gold employees following the unbundling of Sibanye Gold. The proportionate unvested options under the Gold Fields Limited Share Plans on date of unbundling were replaced with Sibanye Gold share options to the equivalent value, under the Sibanye Gold 2013 Share Plan.

Group share-based payments decreased from R131 million (US$15 million) in the six months ended December 2012 to R115 million (US$13 million) for the six months ended 30 June 2013 due to the majority of the options granted by Gold Fields in 2010 vesting during March 2013, with forfeiture adjustments and the new 2013 option allocation only being granted in July 2013.

Sibanye Gold's Remuneration committee has limited the issuance of share options for the 2013 allocation under the Sibanye Gold 2013 Share Plan to senior management only. D-Band and certain E-Band employees, who previously participated in the equity settled share option scheme, will now participate in a cash settled share scheme. The same rules will apply to the cash settled share scheme as would have applied to the equity settled share options under the Sibanye Gold 2013 Share Plan other than the issue of new shares to participants.

Impairment at Beatrix West Section

An underground fire during February 2013 at Beatrix West affected approximately 38% of the planned production area, further impacting on the commercial viability and risk of continued operations of the Beatrix West Section. Following a Section 189 consultation process with affected stakeholders, it was agreed that ore reserve development would largely be suspended and that the remaining ore reserves would be mined to completion as long as this was profitable. Profitability will be considered on a monthly basis. The majority of the associated development employees have been retrenched. As a result a decision was taken to impair Beatrix West's mining assets by R821 million (US$90 million). A deferred tax credit of R230 million (US$25 million) was recorded.

Restructuring costs

Sibanye Gold is in the early stages of implementing a new operational strategy to reduce costs and improve organisational effectiveness. As part of this process, voluntary separation packages were offered to employees. Voluntary separation costs of approximately R253 million (US$28 million) were incurred at Kloof and Driefontein. As a result of the Section 189 process at Beatrix, R74 million (US$8 million) has been incurred for retrenchments to date.

Share subscription and unbundling

On 1 February 2013 Gold Fields, previously Sibanye Gold's only shareholder, subscribed for 731,647,614 shares at a subscription price of R17,246 million (US$1,955 million), that was partially used to repay the R17,108 million (US$1,940 million) loan owing to GFL Mining Services Limited (a subsidiary of Gold Fields).

Sibanye Gold began trading on 11 February 2013 on the Johannesburg Stock Exchange ("JSE") and New York Stock Exchange ("NYSE"). The entire issued share capital of Sibanye Gold was unbundled to existing Gold Fields shareholders on 18 February 2013, by way of a distribution in specie in accordance with Section 46 of the Companies Act, Section 46 of the Income Tax Act and the JSE Listings Requirements. The Sibanye Gold shares were unbundled in a ratio of 1:1 with Gold Fields shares and resulted in Gold Fields' shareholders holding two separate shares; a Sibanye Gold share as well as their original Gold Fields share. After the unbundling, Sibanye Gold is a fully independent, publicly traded company with a new board of directors and management.

Dividend policy

Sibanye Gold's dividend policy is to return between 25% and 35% of normalised earnings to shareholders. Subject to debt restriction and free cash flow, Sibanye Gold will also consider paying special dividends. Sibanye Gold defines normalised earnings as net earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and share of result of associates after taxation.

In accordance with the Bridge Loan Facilities Agreement concluded in November 2012, Sibanye Gold was previously not entitled to pay an interim dividend during the financial year ending December 2013 and could only declare and pay a final dividend of up to 25% of normalised earnings, provided Sibanye Gold's gross debt was not more than R4.0 billion after such dividend payment.

In terms of new amendments made to the Bridge Loan Facilities Agreement, the Sibanye Gold Board of Directors may now consider an interim dividend and a larger final dividend in respect of the financial year ending 31 December 2013, subject to the restrictions detailed below. Sibanye Gold can now consider declaring and paying:

- an interim dividend of up to 25% of normalised earnings in respect of its financial half year ended on 30 June 2013, provided that Sibanye Gold's net debt does not exceed R4.0 billion after such dividend payment and the wage negotiations with organised labour have been concluded; and
- a final dividend of up to 35% of normalised earnings (less any interim dividend paid) in respect of its financial year ending on 31 December 2013, provided that Sibanye Gold's gross debt does not exceed R3.5 billion after the dividend payment. Alternatively a final dividend limited to 25% of normalised earnings (less any interim dividend paid), may be declared, provided that gross debt does not exceed R4.0 billion after the dividend payment.

The Sibanye Gold Board may only consider an interim dividend and the percentage of normalised earnings in respect of the six months ended on 30 June 2013, once the wage negotiations have been concluded. In considering the interim dividend, the Board will not only have to evaluate the Company's net debt position as detailed above, perform a solvency and liquidity test as required by the Company's Act, but also other factors which could include, but not limited to, production performance to date, impact of wage increases on production costs and earnings outlook for the remainder of the financial year.

Our fourth mine – West Rand tailings joint venture project

The pre-feasibility study ("PFS") on the West Rand Tailings Joint Venture Project in conjunction with Gold One International Limited, has been concluded. The PFS was initiated in January 2013 following the successful outcome of a scoping study that suggested that synergies and additional value could be derived by jointly developing the parties' tailings storage facilities ("TSF"), including eliminating or at least reducing the closure liability for the TSFs in their current locations. The PFS scope includes the reclamation and retreatment of historical and current tailings including that of the South Deep current arisings to recover residual gold, uranium and sulphur. A further objective of the project remains the redeposition of the residues in accordance with modern sustainable deposition practices.

One of the key elements of the PFS was to evaluate the utilisation of existing surface and underground infrastructure of both parties, as well as the strategic phasing of capital and an assessment of ways in which the scheduling of available feed material can be optimized, in order to reduce upfront capital commitments. The study is currently in circulation for internal review, following which the results will be released during the September 2013 quarter.

Driefontein

		Six months ended June 2013	Six months ended Dec' 2012
Ore milled	- 000 tons	2,530	2,035
Gold produced	- 000'oz	271.1	169.0
	- kg	8,432	5,257
Yield - underground	- g/t	6.3	5.6
- combined	- g/t	3.3	2.6
Operating cost – u/g	- R/ton	1,870	2,648
– surface	- R/ton	168	164
All-in cost	- R/kg	357,424	521,914
	- US$/oz	1,215	1,917
NCE	- R/kg	343,454	516,721
	- US$/oz	1,167	1,897
NCE margin	- %	24	(14)

Gold production increased by 60% to 8,432kg (271,100oz) for the six months ended 30 June 2013 from 5,257kg (169,000oz) for the six months ended 31 December 2012. This increase was despite the power outage in March 2013, which resulted in the loss of 295kg (9,500oz) of production and was primarily due to a normalisation of production, following the illegal industrial action from 10 September to 21 October 2012 as well as the resumption of production at the Ya-Rona shaft post the fire which affected production during the second half of 2012.

Underground ore milled increased by 58% to 1,180,000 tons from 745,000 tons and the underground yield increased by 13% to 6.3g/t from 5.6g/t. Surface throughput increased by 5% to 1,350,000 tons from 1,290,000 tons, mostly offsetting the decline in the yield to 0.7g/t from 0.8g/t. The underground cost of ore milled decreased by 29% to R1,870/ton from R2,648/ton. The cost of surface ore milled increased marginally from R164/ton to R168/ton.

Main development increased by 28% to 8,691 metres from 6,804 metres and on-reef development increased by 81% to 2,578 metres from 1,428 metres. The average development value decreased slightly to 1,235cm.g/t from 1,278cm.g/t.

Operating costs increased by 11% to R2,433 million (US$266 million) from R2,185 million (US$258 million). This was due to labour costs increasing together with consumption of stores and electricity, as production normalised after the illegal strikes in 2012.

Operating profit increased seven fold to R1,378 million (US$151 million) from R204 million (US$19 million) due to the increase in production and lower unit costs.

Capital expenditure decreased by 13% to R463 million (US$51 million) from R532 million (US$63 million) with the majority of expenditure on ore reserve development ("ORD") and social and safety projects.

All-in cost decreased by 32% to R357,424/kg (US$1,215/oz) from R521,914/kg (US$1,917/oz) as a result of the increase in production and the lower capital expenditure, partly offset by the increase in operating costs. The All-in cost margin increased from a negative 15% to a positive 21%.

Kloof

		Six months ended June 2013	Six months ended Dec' 2012
Ore milled	-000 tons	1,997	1,871
Gold produced	- 000'oz	251.4	236.6
	- kg	7,818	7,358
Yield - underground	- g/t	7.5	7.6
- combined	- g/t	3.9	3.9
Operating cost – u/g	- R/ton	1,981	2,089
– surface	- R/ton	151	183
All-in cost	- R/kg	356,690	384,588
	- US$/oz	1,212	1,412
NCE	- R/kg	341,417	371,922
	- US$/oz	1,161	1,366
NCE margin	- %	24	18

Gold production increased by 6% to 7,818kg (251,400oz) for the six month period ended 30 June 2013 from 7,358kg (236,600oz) for the six month period ended 31 December 2012. This increase was primarily due to a normalisation of production, following the illegal industrial action that took place from 30 August to 5 September 2012 and again from the 13 October to 5 November 2012.

Underground ore milled increased by 7% to 939,000 tons from 874,000 tons. The underground yield was marginally lower at 7.5 g/t. Surface tonnage increased by 6% to 1,058,000 tons from 997,000 tons and the surface yield increased marginally to 0.7 g/t. The underground cost of ore milled decreased by 5% to R1,981/ton from R2,089/ton and the surface cost of ore milled decreased by 17% to R151/ton from R183/ton.

Main development increased by 30% to 9,783 metres from 7,520 metres and on-reef development increased by 63% to 1,733 metres from 1,064 metres. The average development value decreased to 1,821cm.g/t. from 2,078cm.g/t

Operating costs increased by 1% to R2,020 million (US$221 million) from R2,008 million (US$237 million). This increase was also due to an increase in consumption of stores and electricity, as production normalised after the illegal industrial action in 2012.

Operating profit increased by 13% to R1,508 million (US$165 million) from R1,332 million (US$157 million) due to the increase in production.

Capital expenditure decreased by 11% to R649 million (US$71 million) from R729 million (US$86 million), with most of the expenditure on ORD, safety related projects and the mobile processing plant.

All-in cost decreased by 7% to R356,690/kg (US$1,212/oz) from R384,588/kg (US$1,412/oz) as a result of the increased production and lower capital expenditure, partly offset by the increase in operating costs. The All-in cost margin increased to 21% from 15%.

Beatrix

		Six months ended June 2013	Six months ended Dec' 2012
Ore milled	- 000 tons	1,909	1,486
Gold produced	- 000'oz	133.8	130.0
	- kg	4,163	4,042
Yield - underground	- g/t	4.0	4.0
- combined	- g/t	2.2	2.7
Operation cost – u/g	- R/ton	1,388	1,308
– surface	- R/ton	77	86
All-in cost	- R/kg	428,777	426,348
	- US$/oz	1,458	1,566
NCE	- R/kg	419,914	414,151
	- US$/oz	1,427	1,521
NCE margin	- %	7	9

The recovery in gold production from the Beatrix Operation, after the illegal industrial action in 2012, was offset by the impact of the Beatrix West Section underground fire, which started on 19 February 2013. The impact of the fire continues to restrict mining operations at the Beatrix West Section. Following the Section 189 consultation process with stakeholders, ore reserve development at Beatrix West Section was largely suspended as the mine enters future closure. Beatrix West Section will continue to operate while profitable and consideration will be given to re-starting limited development which may provide the mine with an 18 month life line.

Despite the fire at the Beatrix West Section, gold production increased by 3% to 4,163kg (133,800oz) for the six months ended 30 June 2013 from 4,042kg (130,000oz) for the six months ended 31 December 2012.

The high cost profile of the Beatrix Operations and lower than planned grades at North Section are unsustainable, requiring a review of the orebody model and cost structure. The review included a reassessment of grade-tonnage ratios, unpay mining and a geological review. The outcome of the review has called for lower mining volumes at North and South Section at a higher grade. The full impact of the optimisation exercise will be realised toward the end of 2013

Underground tons milled remained fairly constant at 985,000 tons, supplemented by surface material which increased by 85% to 924,000 tons from 499,000 tons. The underground yield remained constant at an average of 4.0g/t despite disruption at the higher grade Beatrix West Section as a result of the fire. The surface yield remained unchanged at 0.3g/t. The underground cost of ore milled increased by 6% to R1,388/ton from R1,308/ton, while surface costs reduced by 10% to R77/ton from R86/ton on the back of the increased volume.

Main development decreased marginally to 8,830 metres from 8,849 metres. On-reef development increased to 1,885 metres from 1,851 metres. The weighted average value of the main reef development increased to 1,166cm.g/t from 1,033cm.g/t.

Operating costs increased by 8% to R1,439 million (US$157 million) from R1,333 million (US$157 million). Costs were higher due to increased labour costs, transport costs relating to the increased surface volumes and a decrease in ORD capitalised, mainly on the West Section.

Operating profit decreased by 12% to R438 million (US$48 million) from R500 million (US$58 million) due to the increase in costs.

Capital expenditure decreased by 9% to R309 million (US$34 million) from R341 million (US$40 million), with the majority being spent on infrastructure upgrades and ORD.

The All-in cost and All-in cost margin were similar at R428,777/kg (US$1,458/oz) and 5% respectively.

Condensed consolidated income statement

Figures are in millions unless otherwise stated

United States Dollars				South African Rand		
Six month periods ended				Six month periods ended		
June 2012 (Reviewed)	December 2012[1]	June 2013 (Reviewed)		June 2013 (Reviewed)	December 2012[1]	June 2012 (Reviewed)
1,135.4,	885.8	**1,007.1**	Revenue	**9,215.4**	7,561.5	8,992.0
(675.3)	(652.4)	**(643.9)**	Operating costs	**(5,892.0)**	(5,525.6)	(5,348.0)
460.1	233.4	**363.2**	**Operating profit**	**3,323.4**	2,035.9	3,644.0
(149.8)	(138.7)	**(151.8)**	Amortisation and depreciation	**(1,388.8)**	(1,176.2)	(1,186.6)
310.3	94.7	**211.4**	**Net operating profit**	**1,934.6**	859.7	2,457.4
7.3	5.6	**6.3**	Investment income	**57.8**	47.4	58.1
(4.6)	(10.9)	**(20.8)**	Finance expenses	**(190.6)**	(90.2)	(36.7)
(3.3)	(11.5)	**(6.6)**	Other costs	**(60.3)**	(95.0)	(26.3)
4.4	7.0	**3.7**	Share of results of associates after taxation	**34.3**	58.1	35.0
(16.8)	(15.4)	**(12.6)**	Share-based payments	**(114.9)**	(130.6)	(132.9)
-	1.7	**1.5**	Gain on financial instruments	**13.4**	13.8	-
-	0.1	**2.3**	Gain on foreign exchange differences	**20.6**	1.2	-
297.3	71.3	**185.2**	**Profit before non-recurring items**	**1,694.9**	664.4	2,354.6
0.1	0.2	**-**	Profit on disposal of property, plant and equipment	**0.4**	2.0	0.4
-	-	**(89.7)**	Impairment	**(821.0)**	-	-
(6.2)	(9.0)	**(37.5)**	Restructuring costs	**(343.0)**	(74.9)	(49.2)
291.2	62.5	**58.0**	**Profit before royalties and taxation**	**531.3**	591.5	2,305.8
(25.3)	(9.1)	**(18.3)**	Royalties	**(167.1)**	(81.6)	(200.5)
265.9	53.4	**39.7**	**Profit before taxation**	**364.2**	509.9	2,105.3
53.0	(8.4)	**(8.2)**	Mining and income taxation	**(74.6)**	(54.3)	419.3
(58.2)	0.3	**(29.6)**	- Normal taxation	**(270.8)**	(13.5)	(461.3)
111.2	(8.7)	**21.4**	- Deferred taxation	**196.2**	(40.8)	880.6
318.9	45.0	**31.5**	**Profit for the period**	**289.6**	455.6	2,524.6
			Profit for the period attributable to:			
318.9	44.9	**31.5**	- Owners of the parents	**290.0**	454.8	2,524.8
-	0.1	**-**	- Non-controlling interest	**(0.4)**	0.8	(0.2)
			Earnings per share *attributable to ordinary shareholders*			
31,890,000	4,490,000	**6**	Basic earnings per share (cents)	**51**	45,480,000	252,480,000
31,890,000	4,490,000	**6**	Diluted earnings per share (cents)	**51**	45,480,000	252,480,000
1,000	1,000	**566,412,788**	Weighted average number of shares	**566,412,788**	1,000	1,000
1,000	1,000	**572,013,748**	Diluted weighted average number of shares	**572,013,748**	1,000	1,000
			Headline earnings per share *attributable to ordinary shareholders*			
31,880,000	4,480,000	**17**	Headline earnings per share (cents)	**156**	45,340,000	252,450,000
31,880,000	4,480,000	**17**	Diluted headline earnings per share (cents)	**154**	45,340,000	252,450,000
1,000	1,000	**566,412,788**	Weighted average number of shares	**566,412,788**	1,000	1,000
1,000	1,000	**572,013,748**	Diluted weighted average number of shares	**572,013,748**	1,000	1,000
			Adjusted earnings per share[2] *attributable to ordinary shareholders*			
44	6	**4**	Adjusted basic earnings per share (cents)	**40**	62	344
44	6	**13**	Adjusted headline earnings per share (cents)	**120**	62	344
733,603,546	733,603,546	**733,603,546**	Actual issued number of shares	**733,603,546**	733,603,546	733,603,546
7.92	8.47	**9.15**	Average R/US$ rate			

The condensed consolidated interim financial statements for the six month periods ended 30 June 2013, 31 December 2012 and 30 June 2012, have been prepared by the corporate accounting staff of Sibanye Gold Limited headed by Mr Pieter Henning, Vice President Corporate Finance. This process was supervised by Mr Charl Keyter, the Group's Chief Financial Officer.

[1]The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.
[2]The adjusted basic and headline earnings per share have been calculated using the same basic and headline earnings respectively, however it is based on the actual number of shares in issue at the end of the current period and not the weighted average number of shares in issue during the period.

Condensed consolidated statement of comprehensive income

Figures are in millions unless otherwise stated

United States Dollars				South African Rand		
Six month periods ended					Six month periods ended	
June 2012 (Reviewed)	December 2012[1]	June 2013 (Reviewed)		June 2013 (Reviewed)	December 2012[1]	June 2012 (Reviewed)
318.9	45.0	31.5	Profit for the period	289.6	455.6	2,524.6
34.8	34.8	(87.8)	Other comprehensive income net of tax	-	-	-
34.8	34.8	(87.8)	Currency translation adjustments	-	-	-
353.7	79.8	(56.3)	**Total comprehensive income**	289.6	455.6	2,524.6
			Total comprehensive income attributable to:			
353.7	79.7	(56.3)	- Owners of the parents	290.0	454.8	2,524.8
-	0.1	-	- Non-controlling interest	(0.4)	0.8	(0.2)
7.92	8.47	9.15	Average R/US$ rate			

[1]*The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.*

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

United States Dollars				South African Rand		
June 2012 (Reviewed)	December 2012 (Audited)	June 2013 (Reviewed)		June 2013 (Reviewed)	December 2012 (Audited)	June 2012 (Reviewed)
2,042.4	2,094.7	1,732.4	Non-current assets	17,583.7	17,950.6	17,136.4
1,867.0	1,911.0	1,537.3	Property, plant and equipment	15,603.6	16,376.1	15,664.3
19.3	25.7	25.1	Investments	254.4	220.1	162.0
154.3	155.3	143.4	Environmental trust fund	1,455.6	1,331.1	1,294.6
-	-	24.8	Financial guarantee asset	251.8	-	-
1.8	2.7	1.8	Deferred taxation	18.3	23.3	15.5
327.2	203.9	333.7	Current assets	3,386.4	1,747.1	2,745.5
123.1	105.9	127.7	- Other current assets	1,295.7	907.2	1,033.7
61.4	64.0	-	- Related party receivables	-	548.1	514.6
142.7	34.0	206.0	- Cash and deposits	2,090.7	291.8	1,197.2
2,369.6	2,298.6	2,066.1	**Total assets**	20,970.1	19,697.7	19,881.9
(1,198.0)	(1,128.6)	806.7	Shareholders' equity	8,188.2	(9,672.7)	(10,049.4)
783.7	926.9	923.0	Non-current liabilities	9,368.1	7,942.3	6,574.8
493.1	488.4	400.5	Deferred taxation	4,064.9	4,185.5	4,136.9
116.2	233.5	344.8	Borrowings	3,500.0	2,000.0	975.0
174.4	205.0	177.7	Provisions	1,803.2	1,756.8	1,462.9
2,783.9	2,500.3	336.4	Current liabilities	3,413.8	21,428.1	23,356.5
326.0	240.7	287.1	- Other current liabilities	2,913.8	2,062.6	2,735.1
2,457.9	2,000.6	-	- Related party payables	-	17,145.5	20,621.4
-	259.0	49.3	- Current portion of long-term loans	500.0	2,220.0	-
2,369.6	2,298.6	2,066.1	**Total equity and liabilities**	20,970.1	19,697.7	19,881.9
(26.5)	458.5	188.1	**Net debt**	1,909.3	3,928.2	(222.2)
8.39	8.57	10.15	**Closing R/US$ rate**			

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

South African Rand

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011 (audited)	**-**	**(1,482.1)**	**(10,487.6)**	**(5.9)**	**(11,975.6)**
Total comprehensive income for the period	-	-	2,524.8	(0.2)	**2,524.6**
Dividends paid	-	-	(731.3)	-	**(731.3)**
Share-based payments	-	132.9	-	-	**132.9**
Balance as at 30 June 2012 (reviewed)	**-**	**(1,349.2)**	**(8,694.1)**	**(6.1)**	**(10,049.4)**
Total comprehensive income for the period	-	-	454.8	0.8	**455.6**
Share-based payments	-	130.6	-	-	**130.6**
Transactions with non-controlling interest	-	-	-	0.7	**0.7**
Transactions with shareholder	-	-	(210.2)	-	**(210.2)**
Balance as at 31 December 2012 (audited)	**-**	**(1,218.6)**	**(8,449.5)**	**(4.6)**	**(9,672.7)**
Total comprehensive income for the period	**-**	**-**	290.0	(0.4)	**289.6**
Share subscription	17,245.8	-	-	-	**17,245.8**
Share-based payments	**-**	114.9	**-**	**-**	**114.9**
Transactions with non-controlling interest	**-**	**-**	**-**	1.0	**1.0**
Transactions with shareholder	**-**	**-**	209.6	**-**	**209.6**
Balance as at 30 June 2013 (reviewed)	**17,245.8**	**(1,103.7)**	**(7,949.9)**	**(4.0)**	**8,188.2**

United States Dollars

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011 (audited)	**-**	**153.7**	**(1,626.0)**	**(0.7)**	**(1,473.0)**
Total comprehensive income for the period	-	34.8	318.9	-	**353.7**
Profit for the period	-	-	318.9	-	**318.9**
Other comprehensive income net of tax	-	34.8	-	-	**34.8**
Dividends paid	-	-	(95.5)	-	**(95.5)**
Share-based payments	-	16.8	-	-	**16.8**
Balance as at 30 June 2012 (reviewed)	**-**	**205.3**	**(1,402.6)**	**(0.7)**	**(1,198.0)**
Total comprehensive income for the period	-	34.8	44.9	0.1	**79.8**
Profit for the period	-	-	44.9	0.1	**45.0**
Other comprehensive income net of tax	-	34.8	-	-	**34.8**
Share-based payments	-	15.4	-	-	**15.4**
Transactions with non-controlling interest	-	-	-	0.1	**0.1**
Transactions with shareholder	-	-	(25.9)	-	**(25.9)**
Balance as at 31 December 2012 (audited)	**-**	**255.5**	**(1,383.6)**	**(0.5)**	**(1,128.6)**
Total comprehensive income for the period	-	(87.8)	31.5	-	**(56.3)**
Profit for the period	-	-	31.5	-	**31.5**
Other comprehensive income net of tax	-	(87.8)	-	-	**(87.8)**
Shares subscription	1,955.3	-	-	-	**1,955.3**
Share-based payments	-	12.6	-	-	**12.6**
Transactions with non-controlling interest	-	-	-	0.1	**0.1**
Transactions with shareholder	-	-	23.6	-	**23.6**
Balance as at 30 June 2013 (reviewed)	**1,955.3**	**180.3**	**(1,328.5)**	**(0.4)**	**806.7**

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

United States Dollars				South African Rand		
For the six month periods ended				For the six month periods ended		
June 2012 (Reviewed)	December 2012[1]	June 2013 (Reviewed)		June 2013 (Reviewed)	December 2012[1]	June 2012 (Reviewed)
293.2	32.4	**372.6**	**Cash flows from operating activities**	**3,409.7**	274.7	2,346.5
454.2	222.2	**326.3**	Cash generated by operations	**2,985.4**	1,882.3	3,597.2
3.1	1.3	**2.7**	Interest income	**25.0**	11.0	24.3
(0.1)	(0.1)	**(0.1)**	Post-retirement healthcare payments	**(0.6)**	(0.5)	(0.7)
33.4	(107.7)	**78.4**	Change in working capital	**717.7**	(912.4)	264.4
490.6	115.7	**407.3**	Cash generated by operating activities	**3,727.5**	980.4	3,885.2
(4.1)	(10.2)	**(20.8)**	Interest paid	**(190.6)**	(86.2)	(32.8)
(27.5)	(23.1)	**(5.8)**	Royalties paid	**(53.2)**	(195.7)	(218.0)
(70.3)	(50.0)	**(8.1)**	Taxation paid	**(74.0)**	(423.8)	(556.6)
388.7	32.4	**372.6**	Net cash from operations	**3,409.7**	274.7	3,077.8
(95.5)	-	**-**	Dividends paid	**-**	-	(731.3)
(191.5)	(190.1)	**(167.0)**	**Cash flows from investing activities**	**(1,528.6)**	(1,610.1)	(1,515.9)
(188.7)	(190.4)	**(157.2)**	Additions to property, plant and equipment	**(1,438.6)**	(1,612.5)	(1,494.4)
0.3	0.3	**0.2**	Proceeds on disposal of property, plant and equipment	**1.7**	2.5	2.7
(3.1)	-	**(10.0)**	Environmental trust fund and rehabilitation payments	**(91.7)**	(0.1)	(24.2)
0.5	50.7	**(8.4)**	**Cash flows from financing activities**	**(82.2)**	430.0	3.8
-	-	**1,955.3**	Shares issued on unbundling	**17,245.8**	-	-
-	-	**(638.3)**	Loans repaid	**(5,840.0)**	-	-
123.1	383.1	**614.3**	Loans raised	**5,620.0**	3,245.0	975.0
(122.6)	(389.8)	**(1,939.7)**	Related party loans repaid	**(17,108.0)**	(3,301.2)	(971.2)
-	57.4	**-**	Related party loans raised	**-**	486.2	-
102.2	(107.0)	**197.2**	**Net cash generated/(utilised)**	**1,798.9**	(905.4)	834.4
(4.1)	(1.7)	**(25.2)**	Effect of exchange rate fluctuations on cash held	**-**	-	-
44.6	142.7	**34.0**	Cash and cash equivalents at beginning of period	**291.8**	1,197.2	362.8
142.7	34.0	**206.0**	**Cash and cash equivalents at end of period**	**2,090.7**	291.8	1,197.2
7.92	8.47	**9.15**	**Average R/US$ rate**			
8.39	8.57	**10.15**	**Closing R/US$ rate**			

[1]The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.

Reconciliation of headline earnings with profit for the period

Figures are in millions unless otherwise stated

United States Dollars				South African Rand		
Six month periods ended				Six month periods ended		
June 2012 (Reviewed)	December 2012[1]	June 2013 (Reviewed)		June 2013 (Reviewed)	December 2012[1]	June 2012 (Reviewed)
318.9	44.9	**31.5**	**Profit attributable to owners of the parent**	**290.0**	454.8	2,524.8
(0.1)	(0.2)	**-**	Profit on disposal of property, plant and equipment	**(0.4)**	(2.0)	(0.4)
-	-	**89.7**	Impairment	**821.0**	-	-
-	0.1	**(25.1)**	Taxation effect of remeasurement items	**(229.8)**	0.6	0.1
318.8	44.8	**96.1**	**Headline earnings**	**880.8**	453.4	2,524.5
7.92	8.47	**9.15**	**Average R/US$ rate**			

[1]The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

Basis of accounting

The condensed consolidated interim financial information for the six months ended 30 June 2013 has been prepared and presented in accordance with the recognition, measurement, presentation and disclosure requirements of IAS 34 Interim Financial Reporting, the JSE Listings Requirements, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act. The accounting policies used in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye Gold ("the Group") for the year ended 31 December 2012, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board. The newly adopted standards did not impact the Group's financial results, other than disclosures. The six months ended 30 June 2012 comparatives were extracted from the reviewed complete consolidated financial statements for the period ended 30 June 2012. The condensed consolidated statement of profit or loss and other comprehensive income and the statement of cash flows for the six months ended 31 December 2012 were prepared by deducting the reviewed complete consolidated financial statements for the period ended 30 June 2012 from the audited complete consolidated financial statements for the year ended 31 December 2012. The statement of financial position for 31 December 2012 was extracted from the audited complete consolidated financial statements for the year ended 31 December 2012.

The translation of the Group financial statements into US Dollar is based on the average exchange rate for the period for the profit or loss and other comprehensive income statement and cash flow statement and the period-end closing exchange rate for statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.

Share capital

Sibanye Gold has 1 billion authorised no par value shares of which 733,603,546 have been issued.

On 1 February 2013 Gold Fields Limited ("Gold Fields"), previously Sibanye Gold's only shareholder, subscribed for a further 731,647,614 shares at a subscription price of R17,246 million (US$1,955 million). The proceeds of this subscription were partially used to repay the R17,108 million (US$1,940 million) loan owing to GFL Mining Services Limited (a subsidiary of Gold Fields). The Sibanye Gold shares were unbundled in a ratio of 1:1 with Gold Fields shares and resulted in Gold Fields' shareholders holding two separate shares; a Sibanye Gold share as well as their original Gold Fields share.

As a result of the share subscription the Group is solvent with total assets exceeding total liabilities by R8.2 billion as at 30 June 2013.

Furthermore the Group issued 1,954,932 shares as part of the Sibanye Gold Limited 2013 Share Plan.

Gold Fields Bond guarantee

As of 18 February 2013, the Gold Fields group is no longer guaranteeing any debt of Sibanye Gold, similarly Sibanye Gold has been released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye Gold remains a guarantor of the US$1 billion 4.875% guaranteed notes ("the Notes") issued by Gold Fields Orogen Holding (BVI) Limited ("Orogen", a subsidiary of Gold Fields) on 30 September 2010, due to mature on 7 October 2020. Interest on these notes is due and payable semi-annually on 7 April and 7 October in arrears. The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields, Sibanye Gold, Gold Fields Operations Limited and Gold Fields Holdings Company (BVI) Limited (collectively "the Guarantors"), on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

An indemnity agreement (the "Indemnity Agreement") has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold's guarantee obligations under the Notes remain in place.

Sibanye Gold has ceded all of its rights, title and interest in and to the Indemnity Agreement in favour of the lenders of the Bridge Loan Facilities, jointly and severally, as security for its obligations under the facilities.

The Group has accounted for a financial guarantee liability for the potential obligation that may arise should the Gold Fields group not be able to meet its obligations under or in connection with the Notes. The liability is amortised over the remaining period of the bond and should facts and circumstances change on the ability of the Gold Fields group's ability to meet its obligation under the Notes, the liability will be re-valued accordingly. As at 30 June 2013 the balance was R218 million (US$22 million) (31 December 2012: R196 million (US$23 million) and forms part of other current liabilities.

As of 18 February 2013, Orogen is obliged to pay a bi-annual guarantee fee to the Sibanye Gold until it has been released as a guarantor under the Notes. The group has raised a receivable under the financial guarantee asset for the future fee income.

Borrowings

On 28 November 2012, Sibanye Gold entered into a R6.0 billion term loan and revolving credit facility reducing to R5.0 billion as detailed below (the "Bridge Loan Facilities"). The facilities originally comprised a R4.0 billion term loan facility ("Facility A") and R2.0 billion revolving credit facility ("Facility B"). On 8 July 2013, the Rand Bridge Loan Facilities' structure was amended so that Facility A and Facility B comprised of R3.0 billion each.

In accordance with this amendment, the Facility A will reduce from R3.0 billion to R2.5 billion (originally from R4.0 billion to R3.5 billion) on the earliest of the date on which Sibanye Gold's Board of Directors declares a final dividend in respect of the financial year ending 31 December 2013 or the first anniversary of the unbundling, being 18 February 2014. Similarly, Facility B will reduce from R3.0 billion to R2.5 billion (originally from R2.0 billion to R1.5 billion) on the earliest of the date on which Sibanye Gold's Board of Directors declares a final dividend in respect of the financial year ending 31 December 2013 or the first anniversary of the unbundling, being 18 February 2014. The final maturity date of the facilities is 18 months after the unbundling, being 18 August 2014.
The purpose of the Bridge Loan Facilities was to refinance Sibanye Gold's remaining debt on unbundling, with the balance to be used to fund Sibanye Gold's on-going capital expenditure, working capital and general corporate expenditure requirements.

On 18 February 2013, the date of unbundling from Gold Fields, the Sibanye Gold refinanced its R3,500 million (R3,000 million 31 December 2012) Long-term Rand revolving credit facilities and R900 million (R1,220 million 31 December 2012) Short-term Rand revolving credit facilities which was under the Gold Fields group debt facilities, by drawing down R4,000 million under Facility A and R570 million under Facility B.

On 18 March 2013, Sibanye Gold repaid the R570 million drawn under Facility B. The balance of the Bridge Loan Facilities on 30 June 2013 was R4,000 million, all drawn under Facility A.

As a result of the structural amendment of the Bridge Loan Facilities on 9 July 2013, as detailed above, Sibanye Gold repaid R500 million, Facility A's balance was reduced to R3,000 million and the balance of R500 million was drawn under Facility B.

On 22 July 2013, Sibanye Gold repaid an additional R250 million under Facility B. The balance of the Bridge Loan Facilities after these repayments are R3,250 million, of which R3,000 million is drawn under Facility A and a R250 million under Facility B.

In accordance with the Bridge Loan Facilities agreement concluded in November 2012 Sibanye Gold must lodge and register a security package for its obligations under the Bridge Loan Facilities on or before 18 August 2013. The security package will include a cession over certain bank accounts, accounts receivables, and shares in material subsidiaries. As detailed under the Gold Fields Bond guarantee, the Indemnity Agreement has already been ceded. Sibanye Gold will also register general notarial bonds over movables in favour of the lenders of the Bridge Loan Facilities.

Sibanye Gold is currently engaging with its lenders to extend the term of its debt.

Impairment at Beatrix West Section

An underground fire during February at Beatrix West affected approximately 38% of the planned production area, further impacting on the commercial viability and risk of continued operations of the Beatrix West Section. Following a Section 189 consultation process with affected stakeholders, it was agreed that ore reserve development would be suspended and that the remaining ore reserves would be mined to completion as long as this was profitable. Profitability will be considered on a monthly basis. The majority of the associated development employees have been retrenched. As a result a decision was taken to fully impair Beatrix West's mining assets by R821 million (US$90 million).

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges may sometimes be considered on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Sibanye Gold may from time to time establish currency financial instruments to protect underlying cash flows.

There were no contracts outstanding at the end of June 2013.

Events after the reporting date

There were no events that could have a material impact on the financial results of the Group after 30 June 2013, except for the amendment to the Group's debt facilities as disclosed in the borrowings note.

Mineral reserves and resources

The group is in the process of reviewing its mineral reserves and resources. There were no material changes to the reserves and resources from what was previously reported by the group at 31 December 2012.

Auditors Review

The condensed consolidated interim financial statements of Sibanye Gold for the six month period ended 30 June 2013 as set out on pages 9 to 17 have been reviewed by the Company's auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company's Registered Office.

SEGMENTAL OPERATING AND FINANCIAL RESULTS:

Subsequent to the unbundling, management has presented the Driefontein and Kloof segments separately and not in aggregate as the KDC complex, in line with how the information from these operations is reviewed by management.

Salient features and income statement for the six months ended 30 June 2013

Figures are in millions unless otherwise stated

United States Dollars					For the six months ended 30 June 2013			South African Rand				
Corporate	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Corporate
						Operating Results						
-	1,909	1,997	2,530	**6,436**	000'tons	Ore milled- total	000'tons	**6,436**	2,530	1,997	1,909	-
-	985	939	1,180	**3,104**		Underground		**3,104**	1,180	939	985	-
-	924	1,058	1,350	**3,332**		Surface		**3,332**	1,350	1,058	924	-
-	2.2	3.9	3.3	**3.2**	g/t	Yield	g/t	**3.2**	3.3	3.9	2.2	-
-	4.0	7.5	6.3	**5.9**		Underground		**5.9**	6.3	7.5	4.0	-
-	0.3	0.7	0.7	**0.6**		Surface		**0.6**	0.7	0.7	0.3	-
-	133.8	251.4	271.1	**656.3**	000'ozs	Gold produced and sold	kg	**20,413**	8,432	7,818	4,163	-
-	126.4	227.9	239.3	**593.5**		Underground		**18,460**	7,442	7,087	3,931	-
-	7.5	23.5	31.8	**62.8**		Surface		**1,953**	990	731	232	-
-	1,532	1,534	1,536	**1,535**	US$/oz	Gold price received	R/kg	**451,448**	451,992	451,254	450,709	-
-	1,156	891	982	**983**	US$/oz	Total cash cost	R/kg	**289,031**	288,888	262,075	339,947	-
-	1,458	1,212	1,215	**1,275**	US$/oz	All-in cost	R/kg	**375,036**	357,424	356,690	428,777	-
-	1,427	1,161	1,167	**1,221**	US$/oz	Notional cash expenditure	R/kg	**359,114**	343,454	341,417	419,914	-
-	82	111	105	**100**	US$/ton	Operating cost	R/ton	**915**	962	1,012	754	-
-	152	217	204	**191**		Underground		**1,751**	1,870	1,981	1,388	-
-	8	16	18	**15**		Surface		**137**	168	151	77	-
					US$'mil	**Financial results[1]**	R'mil					
-	205.1	385.6	416.5	**1,007.1**		Revenue		**9,215.4**	3,811.2	3,527.9	1,876.3	-
-	(157.2)	(220.8)	(265.9)	**(643.9)**		Operating costs		**(5,892.0)**	(2,433.3)	(2,020.0)	(1,438.7)	-
-	**47.8**	**164.8**	**150.6**	**363.2**		**Operating profit**		**3,323.4**	**1,377.9**	**1,507.9**	**437.6**	**-**
(1.0)	(31.2)	(51.1)	(68.4)	**(151.8)**		Amortisation and depreciation		**(1,388.8)**	(625.5)	(467.9)	(285.9)	(9.5)
(1.0)	**16.6**	**113.7**	**82.2**	**211.4**		**Net operating profit**		**1,934.6**	**752.4**	**1,040.0**	**151.7**	**(9.5)**
1.2	0.9	1.8	2.4	**6.3**		Investment income		**57.8**	22.2	16.8	7.9	10.9
(0.1)	(3.6)	(8.3)	(8.9)	**(20.8)**		Finance expenses		**(190.6)**	(81.5)	(76.0)	(32.6)	(0.5)
11.0	(91.7)	(4.4)	(3.7)	**(88.8)**		Other costs/impairments		**(812.6)**	(33.7)	(40.5)	(839.3)	100.9
(5.6)	(1.9)	(2.1)	(3.0)	**(12.6)**		Share based payments		**(114.9)**	(27.3)	(19.2)	(17.5)	(50.9)
(1.4)	(8.1)	(10.3)	(17.7)	**(37.5)**		Restructuring costs		**(343.0)**	(162.3)	(94.0)	(73.9)	(12.8)
-	(1.5)	(8.7)	(8.1)	**(18.3)**		Royalties		**(167.1)**	(74.0)	(79.2)	(13.9)	-
(0.1)	(0.1)	(16.5)	(12.9)	**(29.6)**		Mining taxation		**(270.8)**	(118.4)	(150.6)	(1.1)	(0.7)
(1.6)	24.4	(4.7)	3.3	**21.4**		Deferred taxation		**196.2**	30.5	(43.4)	223.3	(14.2)
2.5	**(65.1)**	**60.5**	**33.7**	**31.5**		**Profit for the period**		**289.6**	**307.9**	**553.9**	**(595.4)**	**23.2**
						Profit attributable to:						
2.5	(65.1)	60.5	33.7	**31.5**		Owners of the parent		**290.0**	307.9	553.9	(595.4)	23.6
-	-	-	-	**-**		Non-controlling interest holders		**(0.4)**	-	-	-	(0.4)
					US$'mil	**Capital expenditure**	R'mil					
(1.9)	(33.8)	(71.0)	(50.6)	**(157.2)**		Total expenditure		**(1,438.6)**	(462.7)	(649.2)	(309.4)	(17.3)
(1.9)	(11.5)	(25.3)	(13.3)	**(51.9)**		Sustaining capital		**(475.1)**	(121.9)	(231.1)	(104.8)	(17.3)
-	(22.3)	(45.7)	(37.2)	**(105.3)**		Ore reserve development		**(963.5)**	(340.8)	(418.1)	(204.6)	-

[1]The Financial results for the six months ended 30 June 2013 have been reviewed.
The average exchange rate for the six months ended 30 June 2013 was R9.15/US$
Figures may not add as they are rounded independently.

Salient features and income statement for the six months ended 31 December 2012

Figures are in millions unless otherwise stated

Corporate	Beatrix	Kloof	Driefontein	Group		For the six months ended 31 December 2012		Group	Driefontein	Kloof	Beatrix	Corporate
						United States Dollars → **South African Rand**						
						Operating Results						
-	1,486	1,871	2,035	**5,392**	000'tons	Ore milled- total	000'tons	**5,392**	2,035	1,871	1,486	-
-	987	874	745	**2,606**		Underground		**2,606**	745	874	987	-
-	499	997	1,290	**2,786**		Surface		**2,786**	1,290	997	499	-
-	2.7	3.9	2.6	**3.1**	g/t	Yield	g/t	**3.1**	2.6	3.9	2.7	-
-	4.0	7.6	5.6	**5.7**		Underground		**5.7**	5.6	7.6	4.0	-
-	0.3	0.7	0.8	**0.7**		Surface		**0.7**	0.8	0.7	0.3	-
-	130.0	236.6	169.0	**535.5**	000'ozs	Gold produced and sold	kg	**16,657**	5,257	7,358	4,042	-
-	125.9	213.7	134.1	**473.7**		Underground		**14,733**	4,170	6,646	3,917	-
-	4.0	22.9	34.9	**61.8**		Surface		**1,924**	1,087	712	125	-
-	1,666	1,667	1,668	**1,667**	US$/oz	Gold price received	R/kg	**453,953**	454,271	453,914	453,612	-
-	1,204	1,009	1,481	**1,205**	US$/oz	Total cash cost	R/kg	**328,246**	403,234	274,884	327,857	-
-	1,566	1,412	1,917	**1,623**	US$/oz	All-in cost	R/kg	**441,940**	521,914	384,588	426,348	-
-	1,521	1,366	1,897	**1,574**	US$/oz	Notional cash expenditure	R/kg	**428,535**	516,721	371,922	414,151	-
-	106	127	127	**121**	US$/ton	Operating cost	R/ton	**1,025**	1,073	1,073	897	-
-	155	247	313	**231**		Underground		**1,953**	2,648	2,089	1,308	-
-	10	22	19	**19**		Surface		**157**	164	183	86	-
					US$'mil	**Financial results[1]**	R'mil					
-	215.2	393.8	276.8	**885.8**		Revenue		**7,561.5**	2,388.1	3,339.9	1,833.5	-
-	(157.3)	(237.2)	(257.9)	**(652.4)**		Operating costs		**(5,525.6)**	(2,184.5)	(2,007.8)	(1,333.3)	-
-	**57.9**	**156.7**	**18.9**	**233.4**		**Operating profit**		**2,035.9**	**203.6**	**1,332.1**	**500.2**	**-**
(1.2)	(41.1)	(40.1)	(56.3)	**(138.7)**		Amortisation and depreciation		**(1,176.2)**	(477.9)	(341.5)	(346.4)	(10.4)
(1.2)	**16.7**	**116.6**	**(37.3)**	**94.7**		**Net operating profit**		**859.7**	**(274.3)**	**990.6**	**153.8**	**(10.4)**
0.6	1.1	2.0	2.0	**5.6**		Investment income		**47.4**	16.6	17.0	8.9	4.9
(0.5)	(1.5)	(4.6)	(4.3)	**(10.9)**		Finance expenses		**(90.2)**	(35.1)	(38.1)	(12.2)	(4.8)
10.0	(1.9)	(3.8)	(6.8)	**(2.4)**		Other costs		**(19.9)**	(56.3)	(32.6)	(16.1)	85.1
(6.3)	(2.7)	(2.2)	(4.2)	**(15.4)**		Share based payments		**(130.6)**	(35.6)	(19.2)	(22.3)	(53.5)
-	(0.3)	(4.4)	(4.2)	**(9.0)**		Restructuring costs		**(74.9)**	(35.0)	(36.9)	(3.0)	-
-	(2.8)	(7.9)	1.6	**(9.1)**		Royalties		**(81.6)**	10.5	(67.6)	(24.5)	-
(1.4)	(2.1)	(14.5)	18.3	**0.3**		Mining taxation		**(13.5)**	144.4	(125.1)	(21.0)	(11.8)
2.1	0.4	(11.8)	0.7	**(8.7)**		Deferred taxation		**(40.8)**	17.4	(86.0)	11.0	16.8
3.1	**6.8**	**69.3**	**(34.2)**	**45.0**		**Profit for the period**		**455.6**	**(247.4)**	**602.1**	**74.6**	**26.3**
						Profit attributable to:						
3.0	6.8	69.3	(34.2)	**44.9**		Owners of the parent		**454.8**	(247.4)	602.1	74.6	25.5
0.1	-	-	-	**0.1**		Non-controlling interest holders		**0.8**	-	-	-	0.8
					US$'mil	**Capital expenditure**	R'mil					
(1.1)	(40.3)	(86.4)	(62.6)	**(190.4)**		Total expenditure		**(1,612.5)**	(531.9)	(728.8)	(340.7)	(11.1)
(1.1)	(12.7)	(37.2)	(20.9)	**(71.9)**		Sustaining capital		**(609.4)**	(177.2)	(313.5)	(107.6)	(11.1)
-	(27.6)	(49.2)	(41.7)	**(118.5)**		Ore reserve development		**(1,003.1)**	(354.7)	(415.3)	(233.1)	-

[1]The amounts for the 6 months ended 31 December 2012 have not been reviewed, however they have been prepared by deducting the 6 months ended June 2012 reviewed results from the 12 months ended 31 December 2012 audited results.
The average exchange rate for the six months ended 31 December 2012 was R8.47/US$
Figures may not add as they are rounded independently.

UNIT COST BENCHMARKING METRICS

Total cash cost:

Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated

Corporate	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Corporate
						For the six months ended 31 December 2012 ←		**For the six months ended 30 June 2013** →				
-	1,333.3	2,007.8	2,184.5	**5,525.6**	R'mil	Operating costs [1]	R'mil	**5,892.0**	2,433.3	2,020.0	1,438.7	-
						Less:						
-	(7.1)	(12.0)	(5.9)	**(25.0)**		Rehabilitation inflation		**(42.5)**	(25.1)	(9.1)	(8.3)	-
-	(25.5)	(40.8)	(48.3)	**(114.6)**		General and Admin costs		**(116.6)**	(46.3)	(41.2)	(29.1)	-
						Plus:						
-	24.5	67.6	(10.5)	**81.6**		Royalties		**167.1**	74.0	79.2	13.9	-
-	**1,325.2**	**2,022.6**	**2,119.8**	**5,467.6**		**Total cash cost[2]**		**5,900.0**	**2,435.9**	**2,048.9**	**1,415.2**	**-**
						Plus:						
10.4	346.4	341.5	477.9	**1,176.2**		Amortisation		**1,388.8**	625.5	467.9	285.9	9.5
-	7.1	12.0	5.9	**25.0**		Rehabilitation costs		**42.5**	25.1	9.1	8.3	-
10.4	1,678.7	2,376.1	2,603.6	**6,668.8**		Total production cost[3]		**7,331.3**	3,086.5	2,525.9	1,709.4	9.5
	4,042	7,358	5,257	**16,657**	kg	Gold sold	kg	**20,413**	8,432	7,818	4,163	
	130..0	236.6	169.0	**535.5**	000'ozs		000'ozs	**656.3**	271.1	251.4	133.8	
	327,857	274,884	403,234	**328,246**	R/kg	Total cash cost	R/kg	**289,031**	288,888	262,075	339,947	
	1,204	1,009	1,481	**1,205**	US$/oz	Total cash cost	US$/oz	**983**	982	891	1,156	
	415,314	322,927	495,263	**400,360**	R/kg	Total production cost	R/kg	**359,149**	366,046	323,088	410,617	
	1,525	1,186	1,819	**1,472**	US$/oz	Total production cost	US$/oz	**1,221**	1,244	1,098	1,396	

Average exchange rates were US$1 = R8.47 and US$1 = R9.15 for the six months ended 31 December 2012 and the six months ended 30 June 2013 respectively.

DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
[1] Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.
[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation inflation, as detailed in the table above.

Notional cash expenditure:

Figures are in South African rand millions unless otherwise stated

Corporate	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Corporate
						For the six months ended 31 December 2012 ←		**For the six months ended 30 June 2013** →				
-	1,333.3	2,007.8	2,184.5	**5,525.6**	R'mil	Operating costs	R'mil	**5,892.0**	2,433.3	2,020.0	1,438.7	-
11.1	340.7	728.8	531.9	**1,612.5**		Capital expenditure		**1,438.6**	462.7	649.2	309.4	17.3
11.1	1,674.0	2,736.6	2,716.4	**7,138.1**		Notional cash expenditure		**7,330.6**	2,896.0	2,669.2	1,748.1	17.3
	414,151	371,922	516,721	**428,535**	R/kg	**Notional cash expenditure**	R/kg	**359,114**	343,454	341,417	419,914	
	1,521	1,366	1,897	**1,574**	US$/oz	**Notional cash expenditure**	US$/oz	**1,221**	1,167	1,161	1,427	

Average exchange rates were US$1 = R8.47 and US$1 = R9.15 for the six months ended 31 December 2012 and the six months ended 30 June 2013 respectively.
Notional cash expenditure (NCE) per kilogram = Operating cost plus capital expenditure divided by gold produced.

All – in cost:

World Gold Council Guidance
Figures are in South African rand millions unless otherwise stated

Corporate	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Corporate
					For the six months ended 31 December 2012 →		**For the six months ended 30 June 2013** →					
-	1,333.3	2,007.8	2,184.5	**5,525.6**	R'ilm	Operating costs [1]	R'mil	**5,892.0**	2,433.3	2,020.0	1,438.7	-
						Plus:						
-	2.1	4.2	(1.0)	**5.3**		Community costs		**12.2**	3.4	4.9	3.9	-
53.5	22.3	19.2	35.6	**130.6**		Share based payments		**114.9**	27.3	19.2	17.5	50.9
-	24.5	67.6	(10.5)	**81.6**		Royalties		**167.1**	74.0	79.2	13.9	-
-	3.8	5.9	6.7	**16.4**		Rehabilitation interest and amortisation		**44.9**	19.0	20.2	5.7	-
-	233.1	415.3	354.7	**1,003.1**		Ore reserve development		**963.5**	340.8	418.1	204.6	-
11.1	107.6	313.5	177.2	**609.4**		Capital expenditure		**475.1**	121.9	231.1	104.8	17.3
						Less:						
-	(3.4)	(3.7)	(3.5)	**(10.6)**		By-product credit		**(14.1)**	(5.9)	(4.1)	(4.1)	-
64.6	1,723.3	2,829.8	2,743.7	**7,361.4**		**Total All-in sustaining cost[2]**		**7,655.6**	3,013.8	2,788.6	1,785.0	68.2
						Plus:						
-	-	-	-	**-**		Other Corporate costs		**-**	-	-	-	-
						Major growth projects		**-**	-	-	-	-
64.6	1,723.3	2,829.8	2,743.7	**7,361.4**		**Total All-in cost[3]**		**7,655.6**	3,013.8	2,788.6	1,785.0	68.2
	4,042	7,358	5,257	**16,657**	kg	Gold sold	kg	**20,413**	8,432	7,818	4,163	
	130.0	236.6	169.0	**535.5**	000'ozs	Gold sold	000'ozs	**656.3**	271.1	251.4	133.8	
	426,348	384,588	521,914	**441,940**	R/kg	Total All-in cost	R/kg	**375,036**	357,424	356,690	428,777	
	1,566	1,412	1,917	**1,623**	US$/oz	Total All-in cost	US$/oz	**1,275**	1,215	1,212	1,458	

Average exchange rates were US$1 = R8.47 and US$1 = R9.15 for the six months ended 31 December 2012 and the six months ended 30 June 2013 respectively.

DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1) Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate general and admin charges.
(2) Total All-in sustaining costs – includes Operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
(3) Total All-in costs includes sustaining and group costs, excluding income tax, merger and acquisition activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

QUARTERLY SALIENT FEATURES AND DEVELOPMENT RESULTS:

United States Dollars					For the quarter ended 30 June 2013		South African Rand			
Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix
					Salient Features					
1,057	1,008	1,365	**3,430**	000'tons	Ore milled- total	000'tons	**3,430**	1,365	1,008	1,057
554	501	656	**1,711**		Underground		**1,711**	656	501	554
503	507	709	**1,719**		Surface		**1,719**	709	507	503
2.2	4.3	3.3	**3.2**	g/t	Yield	g/t	**3.2**	3.3	4.3	2.2
3.9	7.9	6.1	**5.9**		Underground		**5.9**	6.1	7.9	3.9
0.3	0.7	0.7	**0.6**		Surface		**0.6**	0.7	0.7	0.3
74.2	138.2	144.5	**356.9**	000'ozs	Gold produced and sold	kg	**11,101**	4,494	4,301	2,306
70.1	126.7	128.4	**325.2**		Underground		**10,114**	3,993	3,942	2,179
4.1	11.5	16.1	**31.7**		Surface		**987**	501	359	127
1,436	1,440	1,443	**1,440**	US$/oz	Gold price received	R/kg	**435,754**	436,627	435,620	434,302
1,039	807	934	**907**	US$/oz	Total cash cost	R/kg	**274,300**	282,621	244,176	314,267
1,285	1,057	1,102	**1,125**	US$/oz	Notional cash expenditure	R/kg	**340,465**	333,467	319,740	388,899
1,310	1,106	1,143	**1,172**	US$/oz	All-in cost	R/kg	**354,518**	345,683	334,457	396,271
74	108	99	**94**	US$/ton	Operating cost	R/ton	**884**	928	1,020	697
130	201	186	**172**		Underground		**1,620**	1,751	1,888	1,224
12	17	18	**16**		Surface		**151**	166	162	117
17.0	37.0	24.6	**79.5**	US$'mil	Total capital expenditure[1]	R'mil	**747.8**	231.7	347.3	159.9
6.7	13.8	7.1	**28.5**		Sustaining capital		**268.5**	66.7	130.2	62.7
10.3	23.1	17.5	**51.0**		Ore reserve development		**479.3**	165.0	217.1	97.2

The average exchange rate for the quarter ended 30 June 2013 was R9.41/US$

[1] Group capital expenditure includes corporate capital expenditure of R8.9 million (US$0.9 million).

Figures may not add as they are rounded independently.

United States Dollars					For the quarter ended 31 March 2013		South African Rand			
Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix
					Salient Features					
852	989	1,165	**3,006**	000'tons	Ore milled- total	000'tons	**3,006**	1,165	989	852
431	438	524	**1,393**		Underground		**1,393**	524	438	431
421	551	641	**1,613**		Surface		**1,613**	641	551	421
2.2	3.6	3.4	**3.1**	g/t	Yield	g/t	**3.1**	3.4	3.6	2.2
4.1	7.2	6.6	**6.0**		Underground		**6.0**	6.6	7.2	4.1
0.3	0.7	0.8	**0.6**		Surface		**0.6**	0.8	0.7	0.3
59.7	113.1	126.6	**299.4**	000'ozs	Gold produced and sold	kg	**9,312**	3,938	3,517	1,857
56.3	101.1	110.9	**268.3**		Underground		**8,346**	3,449	3,145	1,752
3.4	12.0	15.7	**31.1**		Surface		**966**	489	372	105
1648	1,646	1,643	**1,645**	US$/oz	Gold price received	R/kg	**470,157**	469,528	470,372	471,082
1,301	994	1,036	**1,073**	US$/oz	Total cash cost	R/kg	**306,594**	296,039	283,964	371,836
1,604	1,287	1,242	**1,334**	US$/oz	Notional cash expenditure	R/kg	**381,347**	354,850	367,927	458,428
1,641	1,343	1,297	**1,398**	US$/oz	All-in cost	R/kg	**399,495**	370,823	383,878	469,144
93	113	113	**107**	US$/ton	Operating cost	R/ton	**952**	1,001	1,003	824
180	235	227	**215**		Underground		**1,910**	2,018	2,088	1,599
3	16	19	**14**		Surface		**123**	170	140	30
16.8	34.0	26.0	**77.7**	US$'mil	Total capital expenditure[2]	R'mil	**690.8**	231.0	301.9	149.5
4.7	11.4	6.2	**23.2**		Sustaining capital		**206.6**	55.2	100.9	42.1
12.1	22.6	19.8	**54.5**		Ore reserve development		**484.2**	175.8	201.0	107.4

The average exchange rate for the quarter ended 31 March 2013 was R8.89/US$

[2] Group capital expenditure includes corporate capital expenditure of R8.4 million (US$0.9 million).

Figures may not add as they are rounded independently.

DEVELOPMENT RESULTS:

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 31 March 2013			Quarter ended 30 June 2013			Six months ended 30 June 2013		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	2,813	754	649	2,747	920	808	5,560	1,674	1,457
Advanced on reef	(m)	665	300	234	760	266	353	1,425	566	587
Sampled	(m)	498	222	144	405	126	194	903	348	338
Channel width	(cm)	79	49	60	60	52	64	77	50	63
Average value	(g/t)	15.1	16.6	28.7	24.1	17.3	33.2	16.6	15.6	27.3
	(cm.g/t)	1,187	810	1,723	1,447	901	2,117	1,278	782	1,717

Kloof		Quarter ended 31 March 2013				Quarter ended 30 June 2013				Six months ended 30 June 2013			
	Reef	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon
Advanced	(m)	3,681	169	865	7	3,838	268	938	17	7,519	437	1,803	24
Advanced on reef	(m)	563	67	204	7	618	140	117	17	1,181	207	321	24
Sampled	(m)	339	45	225	3	390	142	150	6	729	187	375	9
Channel width	(cm)	120	136	107	104	98	174	142	90	108	166	121	95
Average value	(g/t)	20.6	2.6	7.4	7.0	25.3	3.1	10.3	9.4	22.9	3.0	8.8	8.5
	(cm.g/t)	2,464	350	795	728	2,465	544	1,467	845	2,464	497	1,064	806

Beatrix		Quarter ended 31 March 2013		Quarter ended 30 June 2013		Six months ended 30 June 2013	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	3,263	730	4,269	568	7,532	1,298
Advanced on reef	(m)	435	175	1,126	149	1,561	324
Sampled	(m)	525	126	1,197	183	1,722	309
Channel width	(cm)	159	70	156	88	157	81
Average value	(g/t)	7.6	12.9	7.8	10.6	7.7	11.4
	(cm.g/t)	1,201	898	1,215	937	1,211	921

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
+27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa

Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company
Secretary)
*Non-Executive

Office of the United Kingdom Secretaries
London
St James's Corporate
Services Limited
Suit 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

Transfer Secretaries
South Africa
Computershare Investor
Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Transfer Secretaries
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls
        cost 10p a minute plus
        network extras, lines are
        open 8.30am – 5pm Mon-
        Fri] or [from overseas]
        +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: August 14, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer